UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02046908


RECEIVED
JUL 25 2002
165
SEC MAIL PROCESSING
WASH, D.C. SECTION

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

P.E.
7/1/02

For the Month of July 2002

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADA CORPORATION
(Translation of registrant's name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant's Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ___ 40-F _x_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes: ____ No: _x_

Exhibit 99(a)
Press Release Announcing Quarterly Results

NEWS RELEASE TRANSMITTED BY CCN DISCLOSURE
FOR: Sierra Wireless, Inc.

TSE: SW
Nasdaq: SWIR

July 22, 2002

Sierra Wireless Reports Second Quarter 2002 Results

VANCOUVER, BRITISH COLUMBIA – Sierra Wireless (NASDAQ: SWIR, TSX: SW) is reporting revenue of $16.1 million and a loss of $39.1 million for the second quarter of 2002. In comparison to the previous quarter, revenues increased by 7% and losses also increased due to the restructuring announced on June 24, 2002. Our results are reported in US dollars and are prepared in accordance with United States generally accepted accounting principles.

As previously reported, we are implementing a business restructuring program to size the company's operating expenses to current and visible demand with the expectation of accelerating our return to profitability. Restructuring costs, including severance and charges against inventory, fixed and intangible assets, facilities, and other assets and obligations, amounted to $36.1 million. The information provided below, where described as adjusted, excludes these charges.

Results for the second quarter of 2002, relative to company guidance updated on June 24, 2002:

Second quarter revenue for 2002 of $16.1 million exceeded our guidance range of $14.0 to $16.0 million. Our net loss of $39.1 million, or loss per share of $2.40, was less than our guidance of net losses of approximately $40.0 million, or loss per share of $2.46.

Results for the second quarter of 2002 compared to the first quarter of 2002:

Our revenue for the three months ended June 30, 2002 amounted to $16.1 million compared to $15.0 million, an increase of 7%. Revenue increased due to 2.5G AirCard sales.

Adjusted gross margins, excluding restructuring charges of $19.0 million, were $5.4 million, or 34%, compared to $4.3 million in the first quarter, or 29%. Gross margins increased on a percentage basis as a result of a change in product mix and product cost reduction.

Adjusted operating expenses, excluding restructuring charges of $13.1 million, were $9.1 million, compared to $8.6 million in the previous quarter. This increase is a result of decreased funding from our research and development funding agreements compared to the previous quarter. Our adjusted gross research and development investments were $5.2 million compared to $5.4 million in the first quarter.

Our adjusted net loss was $3.0 million for the three months ended June 30, 2002, compared to a net loss of $4.3 million in the first quarter of 2002. Our adjusted loss per share was $0.18 compared to a loss per share of $0.27.

"Revenues and bookings for our newer products are encouraging, while cost reductions are expected as a result of the previously announced restructuring. We are focusing on returning the company to profitability," said David Sutcliffe, Chairman and Chief Executive Officer.

Second Quarter Highlights Included:

- Progress on new products for CDMA 1xRTT networks included:
  - Together with Bell Mobility, we announced the commercial availability of the AirCard® 555 wireless network card, capable of speeds up to 144 kbps, on Bell Mobility's next generation (1X) network in Canada.
  - We announced the commercial availability of the AirCard 555 as part of TELUS Mobility's Velocity Wireless service now operating on the new TELUS Mobility CDMA2000 1X network.
  - Together with Casio, we announced that the AirCard 555 and AirCard 750 GSM/GPRS wireless network cards will be bundled with Casio's CASSIOPEIA™ Pocket Manager BE-300 to offer a complete wireless solution for the mobile user while on the road or away from the office.
- Progress on new products for GSM/GPRS networks included:
  - We received additional regulatory and network approvals for the AirCard 750 GSM/GPRS wireless network card series in regions around the world including North America, Europe, and Asia. Most recently, regulatory approvals have been received for China, Hong Kong, and Singapore while network acceptance has been received in Norway, Sweden, and Holland.
  - We signed a distribution agreement with Guangdong Iscreate Technology to distribute the AirCard 750 GSM/GPRS, a worldwide tri-band wireless network card, to the China marketplace.
  - Network Electronics S.E.A. Pte Ltd. will distribute the AirCard 750 to the Singapore marketplace.
  - Together with m499.com Limited and Hutchison Telecommunications (Hong Kong) Limited, we announced the launch of the AirCard 750 in Hong Kong.
- During the second quarter, we reported that we continued to experience delays in completion of the new product approval process for the AirCard 710 on the AT&T Wireless network. Subsequent to June 30, 2002, we completed amendments to our supply agreement with AT&T Wireless and AT&T Wireless granted commercial acceptance of the AirCard 710 wireless network card. Volume shipments to AT&T Wireless have commenced.

Financial Guidance

For the third quarter ending September 30, 2002, we are providing the following guidance reflecting our current business indicators and expectations. Inherent in this guidance is a continuation of the higher than normal risk resulting from the uncertainty associated with the timing of completion, approvals, and volume shipment of new products. We expect revenue to increase to between $18.0 and $19.0 million due to increased sales of 2.5G products. We expect gross margin on a percentage basis to be flat. We expect restructuring costs of approximately $600 thousand to carryover to the third quarter and recurring operating expenses to decline sequentially to approximately $6.2 million as a result of our restructuring. We expect a net loss of between $300 thousand and $700 thousand and a loss per share between $0.02 and $0.04 per share.

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply and demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues depend upon our ability to develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

About Sierra Wireless

Sierra Wireless, Inc. is a leading provider of wireless data communications products. Sierra Wireless delivers wireless PC Cards for portable computers, wireless communications modules for OEM embedded applications, wireless adapters for PDAs, and rugged vehicle-mounted wireless systems. Sierra Wireless is the founding member of the WirelessReady™ Alliance, an alliance of industry-leading hardware, software, and service companies committed to the delivery of complete and compelling wireless data solutions. For more information on Sierra Wireless, visit its web site at http://www.sierrawireless.com.

Conference Call and Instant Replay

We will host a conference call to review our results on July 22, 2002 at 2:30 PM PDT, 5:30 PM EDT. To participate in this conference call, please dial the following toll free number approximately five minutes prior to the commencement of the call:

1-800-446-4472

Should you be unable to participate, Instant Replay will be available for 72 hours following the conference call by dialing:

1-888-509-0081

We look forward to having you participate in our call.

FOR FURTHER INFORMATION PLEASE CONTACT:
Sierra Wireless, Inc.
Peter W. Roberts, CA, CPA
Chief Financial Officer
(604) 231-1192
Website: www.sierrawireless.com
Email: roberts@sierrawireless.com
INDUSTRY : CMT
SUBJECT : ERN

Exhibit 99(b)

Results for the Three and Six Months Ended June 30, 2002

SIERRA WIRELESS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in thousands of United States dollars except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (GAAP))

(Unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2002	2001	2002	2001
Revenue	$ 16,058	$ 15,956	$ 31,106	$ 38,325
Cost of goods sold	29,631	19,902	40,383	33,073
Gross margin	(13,573)	(3,946)	(9,277)	5,252
Expenses				
Sales and marketing	2,920	3,562	5,630	7,096
Research and development, net	3,790	3,741	6,967	6,555
Administration	1,816	4,805	3,883	6,913
Restructuring and other charges	13,093	-	13,093	-
Amortization	594	580	1,247	1,044
	22,213	12,688	30,820	21,608
Loss from operations	(35,786)	(16,634)	(40,097)	(16,356)
Other income	75	587	47	1,587
Loss before income taxes	(35,711)	(16,047)	(40,050)	(14,769)
Income tax expense (recovery)	3,424	(71)	3,424	475
Net loss	(39,135)	(15,976)	(43,474)	(15,244)
Deficit, beginning of period	(36,240)	(6,900)	(31,901)	(7,632)
Deficit, end of period	$ (75,375)	$ (22,876)	$ (75,375)	$ (22,876)
Loss per share for the period				
Basic	$ (2.40)	$ (0.99)	$ (2.67)	$ (0.95)
Diluted	$ (2.40)	$ (0.99)	$ (2.67)	$ (0.95)
Weighted average number of shares (in thousands)				
Basic	16,305	16,126	16,284	16,094
Diluted	16,305	16,126	16,284	16,094

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Prepared in accordance with United States GAAP)

	June 30, 2002 (Unaudited)	December 31, 2001 (Audited)
Assets		
Current assets		
Cash and cash equivalents	$ 23,133	$ 12,085
Short-term investments	8,498	31,879
Accounts receivable	13,872	10,504
Inventories	7,526	25,591
Deferred income taxes	-	224
Prepaid expenses	549	1,180
	53,578	81,463
Fixed assets	8,486	14,694
Deferred income taxes	500	4,030
Intangible assets	6,774	10,054
Other	241	483
	$ 69,579	$ 110,724
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable	$ 3,361	$ 4,356
Accrued liabilities	13,640	12,555
Deferred revenue and credits	785	1,050
Current portion of long-term obligations	-	341
Current portion of obligations under capital lease	989	947
	18,775	19,249
Long-term obligations	3,492	671
Obligations under capital lease	413	761
Shareholders' equity		
Share capital	123,003	122,673
Deficit	(75,375)	(31,901)
Accumulated other comprehensive income		
Cumulative translation adjustments	(729)	(729)
	46,899	90,043
	$ 69,579	$ 110,724

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
(Prepared in accordance with United States GAAP)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2002	2001	2002	2001
Cash flows from operating activities:				
Net loss for the period	$ (39,135)	$ (15,976)	$ (43,474)	$ (15,244)
Adjustments to reconcile net loss to net cash provided by operating activities				
Amortization	1,961	1,669	4,150	3,062
Non cash restructuring charges	25,905	-	25,905	-
Loss on disposal	-	-	120	-
Deferred income taxes	3,754	(1)	3,754	237
Accrued warrants	194	115	343	405
Changes in operating assets and liabilities				
Accounts receivable	1,428	9,636	(3,307)	6,791
Inventories	2,115	1,260	3,111	(6,194)
Prepaid expenses	(134)	(383)	469	192
Accounts payable	(6,754)	(1,435)	(995)	(5,242)
Accrued liabilities	4,244	1,517	898	137
Deferred revenue	(782)	825	(265)	75
Net cash used in operating activities	(7,204)	(2,773)	(9,291)	(15,781)
Cash flows from investing activities:				
Purchase of fixed assets	(418)	(2,577)	(1,627)	(7,741)
Increase in intangible assets	(16)	(813)	(836)	(2,065)
Purchase of short-term investments	(9,494)	(25,456)	(11,631)	(40,316)
Proceeds on maturity of short-term investments	16,778	38,167	35,012	77,597
Net cash provided by investing activities	6,850	9,321	20,918	27,475
Cash flows from financing activities:				
Issue of common shares	5	56	330	331
Repayment of long-term obligations	(510)	(400)	(909)	(576)
Net cash used in financing activities	(505)	(344)	(579)	(245)
Net increase (decrease) in cash and cash equivalents	(859)	6,204	11,048	11,449
Cash and cash equivalents, beginning of period	23,992	12,136	12,085	6,891
Cash and cash equivalents, end of period	$ 23,133	$ 18,340	$ 23,133	$ 18,340

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

By: Peter Roberts

Peter W. Roberts, Chief Financial Officer

Date: July 22, 2002